UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K/A

Amendment No. 1

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 7, 2017

Spark Networks, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-32750	20-8901733
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

11150 Santa Monica Boulevard, Suite 600 Los Angeles, California		90025
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: (310) 893-0550

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

X	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Explanatory Note

This Form 8-K/A (this “Form 8-K/A”) is being filed to amend the Current Report on Form 8-K filed by Spark Networks, Inc. (the “Company”) under Items 2.02, 8.01, and 9.01 on August 7, 2017 (the “Original Form 8-K”). The Company had furnished a press release announcing its financial results for the second quarter 2017 as Exhibit 99.1 in Item 9.01 to the Original Form 8-K. Due to a production error, the previously furnished press release contained incorrect information for ARPU metrics within the tables presenting Segment Results From Operations and Key Quarterly Metrics. This Form 8-K/A is being filed to furnish the Company’s second quarter 2017 earnings release with corrected ARPU metrics within such tables.

Item 2.02	Results of Operations and Financial Condition
Item 8.01	Other Events

On August 7, 2017, Spark Networks, Inc. issued a press release announcing its second quarter 2017 results. The Company issued a corrected version of the release on August 8, 2017. A copy of the corrected version of the press release is furnished hereto as Exhibit 99.1 and the information therein is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

99.1	Corrected Press Release of Spark Networks, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SPARK NETWORKS, INC.

Date: August 8, 2017

	By:	/s/ Robert W. O’Hare
	Name:	Robert W. O’Hare
	Title:	Chief Financial Officer

Exhibit Index

99.1	Corrected Press Release of Spark Networks, Inc.